STEVEN KHADAVI
Partner
(212) 415-9376
FAX (646) 390-6549
khadavi.steven@dorsey.com

March 21, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Susan Block
Attorney-Advisor

Re:                             Deluxe Corporation
Registration Statement on Form S-4
Filed February 22, 2013

File No. 333-186800

Dear Ms. Block:

Set forth below are the responses of Deluxe Corporation (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated March 13, 2013 with respect to the above-referenced Registration Statement. In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence in bold below. The Company is filing Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) via EDGAR contemporaneously with this letter. The Company has reviewed this letter and authorized us to make the representations on its behalf.

General

1.                                      We note that you are registering the 6.000% Senior Notes due 2020 in reliance on our position enunciated in Exxon Capital Holding Corp., SEC No-Action Letter (April 13, 1989). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no action letters.

The Company is filing via EDGAR as correspondence, contemporaneously with the filing of Amendment No.1, a supplemental letter stating that it is registering the exchange offer in reliance on the Staff’s position in such letters, which includes such representations.

Exhibit 5.1

2.                                      Please clarify that the scope of the legal opinion includes Nevada judicial decisions.

The Company has filed a revised opinion of Dorsey & Whitney LLP as Exhibit 5.1 to Amendment No. 1 clarifying that the scope of the legal opinion includes Nevada judicial decisions.

* * *

We trust the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact the undersigned with any questions regarding the foregoing.

Sincerely,

/s/ Steven Khadavi

Steven Khadavi

cc:	Anthony C. Scarfone
John Stickel